[ING FUNDS LETTERHEAD]

July 2, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          ING Prime Rate Trust - CIK # 0000826020
File Nos. 333-68239 and 811-05410
Request for Withdrawal of Registration Statement filed on Form N-2 under EDGAR form type “486BPOS”

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (“1933 Act”), we would like to withdraw a filing for ING Prime Rate Trust (the “Trust”). In error, a registration statement on Form N-2 was submitted on June 29, 2007 under the incorrect EDGAR form type “486BPOS” as Post-Effective Amendment No. 18 under the 1933 Act and Amendment No. 70 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (“Registration Statement”). The correct EDGAR form type was “POS 8C”, and the Regstration Statement was resubmitted on June 29, 2007 under the proper EDGAR form type of “POS 8C” and accepted by the Commission on that same date. Accordingly, please withdraw the erroneous “486BPOS” filing under accession number 0001104659-07-051259, as accepted by the Commission on June 29, 2007.

Sincerely,

/s/Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary,
ING Prime Rate Trust

cc:                                 Brion Thompson, Esq.
Securities and Exchange Commission

Jeffrey S. Puretz
Dechert LLP